# SEC Schedule 13D/A (Amendment No. 29) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 04/16/2026
Amends the filing with accession number 0001398344-16-022328
Filed by CIK 0001413260
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Erik M. Herzfeld, et al. (CIK 0001413260): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 71,412; shared voting power 701,553; sole dispositive power 71,412; shared dispositive power 701,553; aggregate amount beneficially owned 772,965 (38.59% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 772,965 shares representing 37.57% of the 2,002,996 shares outstanding as reported by the issuer as of February 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 71,412 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 701,553 shares of common stock.
Transactions in the class effected during the past sixty days: On March 17, 2026, through open market transactions, the Advisory clients bought 514 shares at $15.50. On March 18, 2026, through open market transactions, the Advisory clients bought 606 shares at $15.50 and sold 60 shares at $15.75. On March 19, 2026, through open market transactions, the Advisory clients bought 152 shares at $15.6393. On March 20, 2026, through open market transactions, the Advisory clients bought 3,906 shares at $15.6291. On March 23, 2026, through open market transactions, the Advisory clients bought 9 shares at $15.50. On March 25, 2026, through open market transactions, the Advisory clients bought 1,279 shares at $15.50. On March 27, 2026, through open market transactions the Advisory clients bought 1,726 shares at $15.50. On March 31, 2026, through open market transactions the Advisory clients bought 199 shares at $15.50. On April 1, 2026, through open market transactions, the Advisory clients bought 36 shares at $15.73. On April 9, 2026, through open market transactions, the Advisory clients 623 shares at $15.99. On April 15, 2026, through open market transactions, the Advisory clients bought 1,441 shares at $15.9683. On April 16, 2026, through open market transactions, the Advisory clients bought 13,573 shares at $16.527.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Erik M. Herzfeld, et al.: /s/ Erik M. Herzfeld, Erik M. Herzfeld, President (04/20/2026)